December 27, 2005

Dear Mason Street Fund Shareholder:

We are extremely pleased to announce that we have entered into strategic arrangements with respect to the Mason Street Family of Funds. We have been looking for opportunities to work with some of the leaders in the mutual fund industry, and leverage their fund administration, marketing and distribution capabilities. We believe we have found two partners in American Century Investments (“American Century”) and Federated Investors, Inc. (“Federated Investors”). The proposed arrangements are part of a strategic initiative designed to benefit Mason Street Funds’ shareholders with the help of American Century and Federated Investors, whose existing mutual fund business, when combined with the Mason Street Funds, would potentially increase economies of scale for the Mason Street Funds, increase the likelihood of asset growth through increased distribution capabilities, offer more efficient operations, and provide solid investment performance and more product offerings.

On December 14, 2005, our Board of Directors unanimously approved an Agreement and Plan of Reorganization on behalf of 10 out of 11 Mason Street Funds into the American Century family of funds (the “American Century Reorganization”). Separately, The Northwestern Mutual Life Insurance Company entered into a strategic agreement with American Century. Together, these transactions will involve four Mason Street Funds which will be reorganized into newly created, co-branded American Century/Mason Street fund offerings, with Mason Street Advisors serving as sub-advisor, and another six funds which will be reorganized into new or existing American Century funds. We believe that this transaction highlights the common philosophy of Mason Street Advisors and American Century - American Century’s value proposition of financial strength, integrity and investment management expertise is consistent with ours.

Our Board of Directors also approved an Agreement and Plan of Reorganization for the remaining Mason Street Fund, the Index 400 Stock Fund, which will be reorganized into the Federated Mid-Cap Index Fund managed by Federated Investors (the “Federated Reorganization” and, together with the American Century Reorganization, the “Reorganizations”).

The proposed reorganizations with American Century and Federated are intended to provide distinct and important benefits for the shareholders of the Mason Street Funds:

•	Mason Street Advisors will continue to manage the Small Cap Growth Stock Fund, Aggressive Growth Stock Fund, High Yield Bond Fund and Select Bond Fund under a sub-advisory agreement allowing it to continue the day-to-day management of these funds, which it has done since their inception, while maintaining the same investment objectives and substantially the same policies.

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The Municipal Bond Fund and International Equity Fund will be reorganized into newly created series of the American Century family of funds with the same investment objectives and substantially the same policies. Templeton Investment Counsel, LLC will continue as the sub-advisor of the International Equity Fund, and American Century will leverage its municipal bond expertise and assume the day-to-day management of the Municipal Bond Fund.

•	American Century and Federated Investors can be expected to provide shareholders with an enhanced level of customer service.

•	The Reorganizations are expected to be tax-free and Mason Street shareholders will not bear any of the expenses related to the Reorganizations.

The Reorganizations are subject to the approval of Mason Street shareholders before they can take place. In February 2006, you will receive a prospectus/proxy statement covering your Mason Street Fund, providing important information about the proposed reorganizations and asking for your approval. We hope that you will read it carefully.

In the meantime, please contact your Financial Representative or call our Mason Street Funds Customer Service Center at 1-888-627-6678 with any questions. You can also visit the websites of American Century (www.americancentury.com) and Federated Investors (www.federatedinvestors.com) for more information about each of these companies.

As always, we thank you for your support.

Very truly yours,

/s/ MARK G. DOLL
Mark G. Doll
President

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc., American Century Investment Trust, American Century Capital Portfolios, Inc., American Century Quantitative Equity Funds, Inc., American Century World Mutual Funds, Inc., American Century Strategic Asset Allocations, Inc., American Century Municipal Trust and Federated Index Trust will file a prospectus/proxy statement and other relevant documents regarding the reorganization with the U.S. Securities and Exchange Commission (the “SEC”) as soon as practicable. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED REORGANIZATION, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND RELATED MATTERS. You will be able to obtain the proxy statement/prospectus and other related documents free of charge at the SEC Web Site (www.sec.gov).

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